SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             Dated October 25, 2004

                            REGISTRATION NO. 0-32359

                                MERIDIAN CO., LTD.
                             ------------------------


      4F, Heungseong Bldg., 197-3, Jamsil-Dong, Songpa-Gu, Seoul, Korea
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      Company's telephone number: 82-2-2103-3300 Fax No.: 82-2-2103-3333
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                                 [GRAPHIC  OMITTED]

                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


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ITEM 1. CHANGE IN SECURITIES
On October 13, 2004, the board of directors of Meridian Co., Ltd.(the "Company") authorized the issuance of 4,230,000 shares of common stock to twenty-seven people in settlement of US$634,500 (740,134,265 Korean Won) short-term borrowings. The shares issued are restricted from trading for one year. Following the issuance, the total number of issued and outstanding common shares of the Company is 26,693,984


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SIGNATURES
Pursuant  to  the  requirements  of  the   Securities  Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 25, 2004                                        MERIDIAN CO., LTD.



                                              By:  /s/ Name: Myoung, Hyeon-Seong
                                                               Title: President


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                                    End of Filing